Exhibit 1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2013. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2013
(£m)
Capitalisation
Equity
Shareholders’ equity	38,989
Non-controlling interests	347
Total equity	39,336

Indebtedness

Subordinated liabilities	32,312

Debt securities
Debt securities in issue	87,102
Liabilities held at fair value through profit or loss (debt securities)	5,267
Total debt securities	92,369

Total indebtedness	124,681

Total capitalisation and indebtedness	164,017

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2013, all indebtedness was unsecured except for £49.3 billion of securitisation notes and covered bonds and £3.5 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption, on maturity, of £250 million of dated subordinated debt on 17 January 2014 and the redemption, at call date, of €261 million of undated subordinated debt on 25 February 2014, there have been no issuances or redemptions of subordinated liabilities since 31 December 2013.

There has been no material change in the information set forth in the table above since 31 December 2013.